Deep Medicine Acquisition Corp.

595 Madison Avenue, 12th Floor

New York, NY 10017

VIA EDGAR

October 12, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jenny O’Shanick
Geoffrey Kruczek
Jeff Gordon
Melissa Gilmore

Re:	Deep Medicine Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed on September 19, 2023
File No. 333-273548

Ladies and Gentlemen:

Deep Medicine Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 29, 2023, regarding Amendment No. 1 to Registration Statement on Form S-4 submitted to the Commission on September 18, 2023. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with this response, the Company has submitted a Registration Statement on Form S-4 pursuant to the Staff’s comments (the “Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-4

Cover page

1.	We note from your response to prior comment 1 that the Class B shares will be issued in reliance on an exemption from registration. If so, please provide us with your analysis of how you determined it is appropriate to register on this registration statement the conversion of those shares into Class A shares. Generally, it is inconsistent with Section 5 of the securities Act to complete a transaction publicly that has began privately.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised Exhibit 107 to the Registration Statement to remove up to 5,908,253 shares of Class A common stock issuable upon conversion of shares of Class B common stock of the registrant to be issued in connection with the Business Combination to holders of Class B common stock of TruGolf.

Questions and Answers

What equity stake will current Deep Medicine Stockholders and TruGolf Stockholders hold in New TruGolf…, page 26

2.	We note your revisions in response to prior comment 5. Please tell us why you did not include the 300,000 shares to be issued to Deep Medicine’s officers and directors within 10 days following the closing of the transactions in the dilution tables on pages 26, 27 and 40.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure to include the 300,000 shares to be issued in the dilution tables on pages 26, 27 and 40 of the Registration Statement accordingly.

Risk Factors

Risks Related to New TruGolf’s Dual Class Structure, page 73

3.	We note your revisions in response to prior comment 9. Please revise to address in your disclosure the last sentence of that comment.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 16 and 73 of the Registration Statement accordingly.

We may not be able to complete an initial business combination (including the Business Combination) …, page 76

4.	We note your revisions in response to prior comment 10 and that “none of the stockholders of TruGolf are non-U.S. persons.” Please address the part of that comment requesting disclosure whether anyone or any entity associated with or otherwise involved in the transaction is, controlled by, or has substantial ties with a non-U.S. person.
We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 76 of the Registration Statement accordingly.

The Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares …., page 80

5.	We note your revisions in response to prior comment 11. Compliance and Disclosure Interpretation 166.01 (Tender Offers and Schedules) applies to purchase by the SPAC sponsor or its affiliates outside of the redemption offer in certain conditions. Please remove the statements that the Sponsor, its directors and executive officers, TruGolf and/or their respective affiliates may enter into transactions with investors to provide them with incentives to purchase your securities.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 80 and 99 of the Registration Statement accordingly.

Nasdaq may delist Deep Medicine’s securities from trading on its exchange …, page 84

6.	We note revisions in response to prior comment 12. Please address the part of that comment requesting disclosures whether you are relying on being listed on Nasdaq as an exclusion from the “penny stock” rules or another explanation.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, the Company does not believe that there is a material risk that its Class A common stock may become a “penny stock,” should Nasdaq delist its securities. Prior to the Business Combination, the Company has net tangible assets in excess of $5 million. After the Business Combination, the Company will have revenues in excess of $6 million for each of the last three years, based on TruGolf’s historical financial results. As such, the Company revised its disclosure on page 85 of the Registration Statement accordingly.

Proposal No. 2: The Business Combination Proposal

Background of the Business Combination, page 117

7.

We note your revisions in response to prior comment 15. Please address the part of that comment requesting disclosure of the discussed terms of employment agreements with certain TruGolf executive officers in connection with this transaction. We further note your disclosures that new employment agreements for executive officers are a closing condition. Please revise to discuss the material terms of each executive officer’s new employment agreement in the “Management of New TruGolf Following the Business Combination” section. Finally, please file the new employment agreements. Refer to Item 402(o)(1) and Item 601(b)(10) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 67, 233 and 238 of the Registration Statement accordingly. The Company respectfully submits that Trugolf has entered into legally binding memorandums of understanding with Brenner Adams and Nathan Larsen, that govern the terms of their employment. The memorandums of understanding are filed as Exhibits 10.14 and 10.15 to the Registration Statement.

8.

We note your response to prior comment 16. For clarity, please clearly revise to disclose that each reference to “financial projections” in this filing and that the projections provided to Deep Medicine’s board and Stanton Park are materially the same as the “financial projections” included in the registration statement. Further, we note that you still discuss a “five-year forecast” on page 123. Please revise for consistency.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure throughout the Registration Statement to use a single defined term “TruGolf Financial Projections” for financial projections.

9.	We note your revisions in response to prior comment 17. Please address the second and third sentences of that comment.

We respectfully acknowledge the Staff’s comment and advise in response that the potential PIPE Investors were not provided with any valuations or other material information related to TruGolf other than what was disclosed publicly. The Company respectfully advises the Staff that there was no decrease in overall valuation. The $125 million maximum merger consideration reflects a base consideration of $80 million upon closing of the business combination and $45 million additional consideration as earnout, subject to the terms and conditions set forth in the Merger Agreement. The Company revised its disclosure on page 122 of the Registration Statement accordingly.

Certain Unaudited Projected Financial Information, page 127

10.	Please disclose your response to prior comment 21. Please revise to clearly address in your disclosure the date of the financial projections.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 128 of the Registration Statement accordingly.

11.

We note your revisions in response to prior comment 22, which clarify that the estimates and assumptions “were used for each of the 3 years.” However, your estimates and assumptions in the two bullet points on page 128 only discuss fiscal year 2023. Please revise to address fiscal years 2024 and 2025.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 128 of the Registration Statement accordingly.

12.	We note your response to prior comment 24. We also note your disclosures that one of the material factors that Deep Medicine’s board considered in entering into this transaction is “TruGolf’s historical financial results, outlook and business and financial plans” as compared to those of other publicly traded companies. Refer to the second paragraph on page 20 and last bullet on page 124. Please tell us how your response is consistent with this disclosure or revise.

We respectfully acknowledge the Staff’s comment and advise the Staff that, Deep Medicine’s board of directors considered the comparisons provided in the fairness opinion to be one of the material factors in its approval of the Business Combination Agreement, which information is further described in the section entitled “Opinion of Stanton Park, the Deep Medicine Board’s Financial Advisor.”

Opinion of Stanton Park, the Deep Medicine Board’s Financial Advisor, page 131

13.

We note your revisions in response to prior comment 25. Please address the part of that comment that requests disclosure whether, and if so, why the advisor excluded any companies or transactions meeting the selection criteria from the analyses. Ensure that your added disclosure addresses both the Comparable Transactions method and the Comparable Public Companies method. Further, for the Comparable Transactions method, please specify the 13 transactions chosen and clarify the criteria the advisor used to select them. Finally, refer to the second and third tables on page 133. Please identify the factors that suggest the EV/Revenue and EV/EBITDA valuation multiples for TruGolf in each of these tables.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 133 of the Registration Statement accordingly.

14.

We note your response to prior comment 26. Please revise to disclose in the opinion that the projections provided to the financial advisor are materially the same as the projections included in the registration statement.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 131 of the Registration Statement accordingly.

Proposal No. 3: The Charter Proposal, page 138

15.	We note your revisions in response to prior comment 27. Please address the part of that comment to tell us how the chief executive officer disclosure is consistent with your governing document. Refer to Article X of Annex C.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 138 of the Registration Statement accordingly.

Material U.S. Federal Income Tax Considerations, page 146

16.

We note your revisions in response to prior comment 28. Please have counsel revise its opinion to consent to being named in the registration where its name actually appears in relation to that opinion, such as here.

We respectfully acknowledge the Staff’s comment and advise in response that counsel revised Exhibit 8.1 to the Registration Statement accordingly.

Notes to Unaudited pro forma condensed combined financial information

3. Adjustments to unaudited pro forma condensed combined financial information

Adjustments to unaudited pro forma condensed combined balance sheet, page 162

17.

We note your response to prior comment 33. Based on your disclosure regarding Deep Medicine’s transaction costs under footnote (3) to adjustment (A), please tell us why you believe the costs related to the tail insurance premium for Deep Medicine’s officers and directors qualify as equity issuance costs and further how you determined that this is an appropriate transaction accounting adjustment in the unaudited pro forma financial statements. Please refer to Rule 11-02(a)(6) of Regulation S-X.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 156 – 158, 162 and 164 of the Registration Statement accordingly.

Information about TruGolf, Inc., page 192

18.

We note your revisions in response to prior comment 34. Please address the part of that comment requesting disclosure of the sources and availability of raw materials for your products. Further, address the part of that comment requesting disclosure whether your total addressable market includes data analytics and SaaS businesses.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 192 of the Registration Statement accordingly.

19.	We note your revisions in response to prior comment 35. Please address the first sentence of that comment.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 192 of the Registration Statement accordingly.

20.

We note your revisions in response to prior comment 37 and reissue our comment. Please revise to discuss the sales of your products through retail outlets, which you continue to describe as “some of the largest in the world,” as you do on page 204.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 204 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TruGolf

Principle External Factors Affecting our Operating Results, page 204

21.	We note your revisions in response to prior comment 38 and that your “mitigation strategies created a reduction in speed to market of Apogee units, but this has been resolved.” Please address the third sentence of that comment and revise for consistency, given the significant delays noted on page 210. We further note your response to prior comment 21, which you state that there is “an extra 2 month delay in the final release date of the Apogee device.” Please ensure your revised disclosure addresses this delay, and whether this has been resolved or is ongoing.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 210 of the Registration Statement accordingly.

Results of Operations, page 207

22.	We re-issue prior comment 40. Please tell us how you “typically see higher usage and sales in the first quarter and fourth quarter of each year” and you “expect these trends to continue going forward” but your disclosures here regarding your recent results of operation are not consistent with those statements.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 199 of the Registration Statement accordingly.

23.	We note your revisions in response to prior comment 41. Please address the third and fourth sentences of that comment

We respectfully acknowledge the Staff’s comment and advise the Staff that, the presentation of forecasted revenues in the table on page 123 of the Registration Statement were segmented based upon the TruGolf’s forecasted, anticipated format. TruGolf has not yet started recording actual revenues in this format. We revised the forecasted revenues table on page 129 of the Registration Statement to mirror the reporting of actual revenues for the year ended December 31, 2022, the six months ended June 30, 2023 and the three months ended March 31, 2023.

Liquidity and Capital Resources, page 208

24.

We note your response to prior comment 42. Please further enhance your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows for each period presented. In this regard, we note your disclosure only discusses the changes during the six months ended June 30, 2023 and does not discuss the changes during the year ended December 31, 2022. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Additionally, your discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 208 of the Registration Statement accordingly.

Certain Anti-Takeover Provisions of Delaware Law, page 220

25.	We note your revisions to Article IX of Annex C in response to prior comment 44. Please revise the “Exclusive Forum Selection” section on page 220 for consistency with paragraph five on page 86.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 220 of the Registration Statement accordingly.

Annex F – Fairness Opinion of Stanton Park Advisors, LLC, page F-1

26.	We note that you refiled Annex F in response to prior comment 49. Please address the second to last two sentences of that comment.

We respectfully acknowledge the Staff’s comment and advise the Staff that Stanton Park was engaged on January 18, 2023 and the fairness opinion was issued on and as of March 31, 2023. Stanton Park has revised its fairness opinion as Annex F to the Registration Statement to clarify.

Exhibit Index, page II-5

27.

We note your filed agreements in response to prior comment 51. Please address the part of that comment requesting that you file your convertible notes agreements, which you describe on paragraph two of page 209. Further, please refile Exhibits 10.10, 10.11 and 10.12 as final signed agreements.

We respectfully acknowledge the Staff’s comment and advise in response that the Company filed the requested convertible notes and related agreements as Exhibit 4.5 - 5.6,10.16 - 10.24 to the Registration Statement. The Company refiled Exhibits 10.10, 10.11 and 10.12 as final signed agreements.

General

28.	We note your revisions in response to prior comment 56. Please file the new registration rights agreement. Refer to Item 601(b)(10)(i)(A) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and will file the new registration rights agreement.

29.	Please revise to address the last sentence of prior comment 57.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 138 and 139 of the Registration Statement accordingly.

We thank the Staff for its review of the foregoing and the Draft Registration Statement on Form S-4. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Humphrey P. Polanen
Humphrey P. Polanen, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP